SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                       Report on Form 6-K of July 18, 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F _____
                                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures: A notification  advising of the US Federal Trade Commission approval of The BOC Group by Linde AG.


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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 18 JULY 2006
                  AT 09.53 HRS UNDER REF: PRNUK-1807060952-A3D2
THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE ANY SECURITIES. BOC SHAREHOLDERS ARE ADVISED TO READ CAREFULLY THE FORMAL DOCUMENTATION IN RELATION TO THE OFFER ONCE IT HAS BEEN DESPATCHED.

18 July 2006

                                The BOC Group plc
                  Recommended cash Offer for The BOC Group plc
                                   by Linde AG

Recommended cash Offer for The BOC Group plc ('BOC') by Linde AG ('Linde') by means of a Scheme of Arrangement (the 'Scheme') under section 425 of the Companies Act 1985 (the 'Offer').

On 6 March 2006, the boards of BOC and Linde announced that they had reached agreement on the terms of the Offer. Under the terms of the Offer, Linde would pay BOC shareholders 1,600 pence per share upon the Scheme becoming effective. The making of the Offer was subject to certain pre-conditions requiring the satisfaction or waiver of US and European Commission clearance pre-conditions.

Clearance was received from the European Commission on 6 June 2006. The US Federal Trade Commission announced that clearance had been received on 17 July 2006. Consequently, the pre-conditions to Linde making the Offer have now been satisfied. BOC announced on 11 July 2006 that the consent of the High Court to the despatch of the scheme document to convene a meeting of shareholders (the "Court Meeting") had been obtained and, as a result, the document will be sent to shareholders in the near future. Completion of the Offer will be subject to the satisfaction or, if permitted, waiver of the conditions of the Offer, including the approval of BOC shareholders and the sanction of the Scheme by the High Court.

The approval required at the Court Meeting is a majority in number of the BOC shareholders present and voting (in person or by proxy) and representing 75 per cent. in value of the BOC shares held by those BOC shareholders. The Scheme will also require the passing of a special resolution by BOC shareholders, to be proposed at an Extraordinary General Meeting ('EGM') of BOC immediately after the Court Meeting. The Scheme will become effective upon the delivery to the Registrar of Companies by BOC of a copy of the order of the High Court sanctioning the Scheme and the registration of such order.

The expected timetable for the Offer, which is subject to the sanction of the High Court, is:

Posting of Scheme Document to BOC shareholders                      22 July 2006

Court Meeting followed by EGM                                          16 August
                                                                            2006

Effective Date                                                       5 September
                                                                            2006

Latest date for dispatch of cheques or settlement through         within 14 days
CREST in respect of cash consideration due under the Scheme            after the
and dispatch of Loan Note certificates in respect of valid        Effective Date
elections for Loan Notes

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BOC shareholders will be able to elect to receive Loan Notes instead of cash under the terms of the Offer, provided that they are not Restricted Overseas Persons as described in the scheme document. In order to receive Loan Notes, BOC shareholders will have to complete and return a Loan Note Form of Election (which will be sent to them together with the scheme document) by the Loan Note Deadline, which is currently expected to be 3.00 p.m. on 3 September 2006. Cash entitlements and/or Loan Note certificates under the Scheme will be dispatched not later than 14 days after the Scheme becomes effective.

As announced on 6 March 2006, under the terms of the Offer, BOC is permitted to pay a second interim dividend of 3.375 pence per share for each consecutive period of seven days starting on 1 June 2006 and ending on 17 July 2006 when the pre-conditions were met. As 6 consecutive periods of seven days have elapsed between these two dates, BOC intends to pay a second interim dividend of 20.25 pence per share. Both the record date and the payment date for the second interim dividend will be detailed in the scheme document.

Full details of the terms and conditions of the Offer and the Scheme will be set out in the Scheme Document.

Enquiries:

BOC                                                  +44 12764 77222
Christopher Marsay
Nigel Abbott

JPMorgan Cazenove                                    +44 207 588 2828
(Financial adviser and corporate broker to BOC)
Mark Breuer
Barry Weir
Michael Wentworth-Stanley

Merrill Lynch                                        +44 207 628 1000
(Financial adviser and corporate broker to BOC)
Bob Wigley
Kevin Smith
Mark Astaire

The Maitland Consultancy                             +44 20 7379 5151
(Public relations adviser to BOC)
Suzanne Bartch

This announcement does not constitute an offer or invitation to purchase any securities. BOC shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States or of Canada, Australia, New Zealand, Malaysia or Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, Loan Notes are not being and, unless permitted by applicable law and regulation, may not be offered sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia, New Zealand, Malaysia or Japan or to, or for the account or benefit of, any Restricted Overseas Person (as defined in the scheme document).

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Certain BOC shareholders will be Restricted Overseas Persons under the terms of the Scheme and such persons will not be entitled to receive Loan Notes and will be entitled to receive only cash consideration.

JPMorgan Cazenove, which is regulated in the UK by the FSA, is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch is acting exclusively for BOC in connection with the Offer and no one else and will not be responsible to anyone other than BOC for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Notice to US Investors in BOC: The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the documentation has been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies. If Linde exercises its right to implement the Offer by way of a takeover offer, the Offer will be made in compliance with the applicable US laws and regulations.

Forward-Looking Statements
This announcement includes forward-looking statements under United States securities laws. These statements are based on the current expectations of the management of BOC and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected completion of the Offer and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. More detailed information about certain of these factors is contained in BOC's filings with the United States Securities and Exchange Commission (SEC), including its annual report on Form 20-F, which are available on BOC's website, www.boc.com, and on the SEC's website, www.sec.gov. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. BOC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.



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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 18, 2006



                              By:       /s/       Carol Hunt
                                       -----------------------------------------
                                       Name:  Carol Hunt
                                       Title: Deputy Company Secretary


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